SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value
(Title of Class of Securities)
G82245 10 4
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

______________________________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G82245 10 4		13G/A
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ajay Shah
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,008,881
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,008,881
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,881
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(1)
12		TYPE OF REPORTING PERSON IN
(1) Based on a total of 62,133,479 Shares outstanding as of January 4, 2010, as reported on the Issuer’s Form 10-Q filed January 6, 2010.

CUSIP No. G82245 10 4		13G/A
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,256,345
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,256,345
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,345
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%(2)
12		TYPE OF REPORTING PERSON PN
(2) Based on a total of 62,133,479 Shares outstanding as of January 4, 2010, as reported on the Issuer’s Form 10-Q filed January 6, 2010.

CUSIP No. G82245 10 4		13G/A
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Krishnan Shah Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 314,086
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 314,086
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,086
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(3)
12		TYPE OF REPORTING PERSON PN
(3) Based on a total of 62,133,479 Shares outstanding as of January 4, 2010, as reported on the Issuer’s Form 10-Q filed January 6, 2010.

CUSIP No. G82245 10 4		13G/A
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shah Management Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,256,345
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,256,345
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,345
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%(4)
12		TYPE OF REPORTING PERSON OO
(4) Based on a total of 62,133,479 Shares outstanding as of January 4, 2010, as reported on the Issuer’s Form 10-Q filed January 6, 2010.

CUSIP No. G82245 10 4		13G/A
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shah Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of California, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,577,667
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,577,667
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,667
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%(5)
12		TYPE OF REPORTING PERSON OO
(5) Based on a total of 62,133,479 Shares outstanding as of January 4, 2010, as reported on the Issuer’s Form 10-Q filed January 6, 2010.

Item 1(a).

Name of Issuer:

SMART Modular Technologies (WWH), Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices:

4211 Starboard Drive, Fremont, CA 94538

Item 2(a).

Name of Person Filing:

Ajay Shah, a United States citizen (“Shah”)

Shah Capital Partners, L.P., a Cayman Islands exempted limited partnership (“SCP”)

Krishnan Shah Fund, L.P., a Delaware limited partnership (“KSF”)

Shah Management Partners, L.L.C., a Delaware limited liability company (“SMP”)

Shah Management, LLC, a California limited liability company (“SM”)

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The address of each of Shah, SCP, KSF, SMP and SM is:

4800 Great America Parkway, Suite 400

Santa Clara, CA 95054

Item 2(c).

Citizenship:

The citizenship of each of Shah, KSF, SMP and SM is:

United States of America

The citizenship of SCP is:

Cayman Islands

Item 2(d).

Title of Class of Securities:

Ordinary Shares, par value $0.00016667

Item 2(e).

CUSIP Number:

G82245 10 4

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Exchange Act;

(b)

☐

Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)

☐

Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

☐

Investment company registered under Section 8 of the Investment Company Act;

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.

Ownership.(6)

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)

Amount beneficially owned:  See Item 9 of each of the cover pages.

(b)

Percent of class:  See Item 11 of each of the cover pages.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:  See Item 5 of each of the cover pages.

(ii)

Shared power to vote or to direct the vote:  See Item 6 of each of the cover pages.

(iii)

Sole power to dispose or to direct the disposition of:  See Item 7 of each of the cover pages.

(iv)

Shared power to dispose or to direct the disposition of:  See Item 8 of each of the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

n/a

_________________________

(6) SCP, KSF, SM, Krishnan-Shah Family Partners, L.P. (“FLP”) and the Ajay B. Shah and Lata K. Shah Trust UAD 5/28/96 (“Trust”) are the record and beneficial owners of securities of SMART Modular Technologies (WWH), Inc. reported hereby.  Shah is the manager of SM, which is the general partner of KSF and the managing member of SMP.  SMP is the general partner of SCP.  In his capacity as the manager of SM, Shah may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of securities held by SM.  In its capacity as the managing member of SMP and the general partner of KSF, SM may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of securities held by SMP and KSF.  In its capacity as the general partner of SCP, SMP may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of securities held by SCP.  Shah is a general partner of FLP.  In his capacity as a general partner of FLP, Shah may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of securities held by FLP.  Shah is a trustee of Trust.  In his capacity as a trustee of Trust, Shah may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of securities held by Trust.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

n/a

Item 8.

Identification and Classification of Members of the Group.

n/a

Item 9.

Notice of Dissolution of Group.

See Exhibit 2 hereto.

Item 10.

Certifications.

(a)  n/a

(b)  n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)
AJAY SHAH /s/ Ajay Shah
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)
SHAH CAPITAL PARTNERS, L.P. By: Shah Management Partners, L.L.C. Its General Partner By: Shah Management, LLC Its Managing Member By: /s/ Ajay Shah
(Signature)
Ajay Shah, Manager
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)
KRISHNAN SHAH FUND, L.P. By: Shah Management, LLC Its General Partner By: /s/ Ajay Shah
(Signature)
Ajay Shah, Manager
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)
SHAH MANAGEMENT PARTNERS, L.L.C. By: Shah Management, LLC Its Managing Member By: /s/ Ajay Shah
(Signature)
Ajay Shah, Manager
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)
SHAH MANAGEMENT, LLC By: /s/ Ajay Shah
(Signature)
Ajay Shah, Manager
(Name/Title)

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.*
Exhibit 2	Notice of Dissolution of Group

_________________________

*  Incorporated herein by reference to the Joint Filing Statement, dated as of February 12, 2009, previously filed with the Commission with the Schedule 13G/A filed on February 13, 2009 (SEC File No. 005-81651) by Shah, SCP, KSF, SMP and SM.

Exhibit 1

Notice of Dissolution of Group

This notice of dissolution of group is being filed pursuant to Item 9 of Schedule 13G under the Securities Exchange Act of 1934, as amended.

Because of a shareholders’ agreement dated April 16, 2007 (the “Shareholders’ Agreement”) among SCP and affiliates of Texas Pacific Group, Francisco Partners, L.P., Patel Family Partners, L.P. and WestRiver Capital, LLC (collectively, the “Shareholders”), beneficial ownership for all ordinary shares, par value $0.00016667 of Smart Modular Technologies (WWH), Inc. (the “Issuer”), held by the Shareholders has historically been ascribed to each Shareholder, as the Shareholders might have been deemed to be a group for the purposes of Rule 13d-3.  The Shareholders’ Agreement, however, was terminated on September 11, 2009 and, as a result, Shah, SCP, KSF, SMP and SM should not be deemed to be a group with the other Shareholders.  Each of Shah, SCP, KSF, SMP and SM understand that all further filings with respect to transactions in the shares of the Issuer will be filed, if required, by the Shareholder required to file in such Shareholder's individual capacity.